CHINA FINANCE ONLINE REPORTS FOURTH QUARTER AND FULL YEAR 2005 RESULTS

(Beijing, China, February 13, 2006) China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the fourth quarter and full year ended December 31, 2005:

Highlights for the Fourth Quarter 2005

*	Net revenues for the quarter were $1.90 million, a decrease of 8% compared to the same period in 2004.

*	Net income was $1.06 million for the quarter, a decrease of 43% from $1.85 million for the same period in 2004. Basic and diluted income per ADS was US$0.06 and US$0.05, respectively, for the quarter. Basic and diluted income per share was each US$0.01 for the quarter.

*	Gross margin for the quarter was 92%, compared to 95% for the same period in 2004. Net income margin was 56% for the quarter, compared to 89% for the same period in 2004.

Highlights for the Full Year 2005

* Net revenues grew by 24% to US$7.48 million from US$6.02 million for the full year 2004.

*	Net income grew by 1% to US$4.62 million from US$4.60 million for the full year 2004. Diluted income per ADS was US$0.22 for the full year 2005 and diluted income per share was US$0.04 for the full year 2005.

*	Gross margin for the full year 2005 was 94%, compared to 93% for the full year 2004. Net income margin decreased to 62% for the full year 2005 from 76% for the full year 2004.

Financial Results

For the fourth quarter of 2005, China Finance Online reported net revenues of $1.90 million, a decrease of 8% from $2.07 million for the same period in 2004. Net revenues for the quarter increased 5% from $1.81 million in the third quarter of 2005. Revenues from advertising related business for the quarter contributed $789,000, representing 41% of net revenues for the quarter.

For the full year ended December 31, 2005, net revenues increased 24% from US$6.02 million for the full year 2004 to US$7.48 million.

Gross profit for the quarter decreased by 11% from $1.97 million for the same period in 2004 to $1.75 million, which is in line with the decrease in net revenues. Gross margin was 92% in the fourth quarter, compared to 95% for the same period in 2004 and to 94% for the third quarter of 2005.

Gross profit for the full year 2005 increased by 25% to US$7.00 million from US$5.62 million for the full year 2004. Gross margin for the full year 2005 was 94% compared with 93% for the full year 2004.

Operating expenses for the fourth quarter totalled $1.03 million, an increase of 94% from $533,000 reported for the same period in 2004. This increase is primarily due to increases in our general and administrative expenses, sales and marketing expenses, and to a lesser extent, increases in product development expenses. Operating expenses for the fourth quarter increased 2% from $1.01 million for the third quarter of 2005. Total operating expenses were 54% of net revenues for the fourth quarter of 2005, compared with 26% for the same period in 2004.

*	General and administrative expenses for the quarter were $338,000, an increase of 97% from $172,000 for the same period in 2004. This increase is primarily due to professional services and other related costs associated with being a public company in the U.S. The increase to a lesser extent is also due to an increase in staff compensation as a result of increased headcounts.

*	Sales and marketing expenses for the quarter increased by 120% from $245,000 for the same period in 2004 to $540,000. This increase is largely due to an online marketing campaign which began in the second quarter of 2005 to promote our brand name and attract greater user traffic to our website.

*	Product development expenses for the quarter were $58,000, an increase of 15% from $50,000 for the same period in 2004, which is primarily due to increases in the salary and compensation expenses of personnel engaged in the research, development and implementation of our new products.

For the year ended December 31, 2005, total operating expenses were US$3.77 million, an increase of 122% from US$1.70 million for the full year 2004.

As a result of the foregoing, income from operations for the fourth quarter of 2005 was $722,000, a decrease of 50% from $1.44 million for the same period in 2004 and an increase of 4% from $693,000 for the third quarter of 2005. Net income for the fourth quarter of 2005 was $1.06 million, a decrease of 43% from $1.85 million for the same period in 2004 and a decrease of 16% from $1.27 million for the previous quarter. As part of the net income for the fourth quarter, we recorded a net exchange gain of $37,000 due to the recent change in the exchange rates between U.S. dollar and RMB.

For the full year 2005, income from operations was US$3.23 million, a decrease of 18% from US$3.92 million for the full year 2004. Net income for the full year 2005 was US$4.62 million, an increase of 1% from US$4.60 million for the full year 2004.

Net income margin for the fourth quarter of 2005 was 56%, compared to 89% for the same period in 2004 and 70% for the previous quarter. The total income tax expense for the quarter was $81,000 compared to an income tax benefit of $199,000 for the same period in 2004. The difference is attributable primarily to the fact that CFO Beijing was exempted from enterprise income tax in 2004 but is subject to 12% enterprise income tax rate in 2005. Basic income per ADS was $0.06, and basic income per share was $0.01 for the fourth quarter of 2005. Diluted income per ADS was $0.05, and diluted income per share was $0.01 for the quarter.

For the full year 2005, net income margin was 62% compared to 76% for the full year 2004. Basic income per ADS was US$0.25 and basic income per share was US$0.05 for the full year 2005. Diluted income per ADS was US$0.22 and diluted income per share was US$0.04 for the full year 2005.

The number of new subscribers for the fourth quarter of 2005 was 1,286, representing a decrease of 68% from 3,977 for the same period in 2004. Repeat subscribers for the fourth quarter of 2005 totalled 2,679, representing a decrease of 14% from 3,115 for the same period in 2004. Decreases in number of new subscribers and in number of repeat subscribers from the same period last year were primarily due to the fact that Chinese stock market during the fourth quarter of this year was weaker compared to the same period last year.

Average subscription fee per subscriber, or ASF, for new subscribers decreased by 42% to $165 for the fourth quarter of 2005 from $285 for the same period in 2004 or by 1% from $166 for the previous quarter. ASF for repeat subscribers decreased by 34% to $195 for the fourth quarter of 2005 from $297 for the same period in 2004, or by 23% from $253 for the previous quarter.

Completed Stock Repurchase Program

In the fourth quarter of 2005, China Finance Online has repurchased a total of 482,164 American Depositary Shares, or ADSs, representing 2,410,820 ordinary shares, at an average cost of US$6.60. The repurchased shares of this program represent approximately 2.4% of the total shares outstanding.

Business Updates

China Finance Online entered into a strategic cooperation agreement with Bank of China on February 8, 2006. Under this agreement, Bank of China will distribute “Tao of Wealth”, our financial service package, among their credit card customers.

Other Development

Separately, China Finance Online announced its President & Chief Financial Officer, Mr. Sam Qian has indicated his intention to resign from his positions in the company to spend more time with his family. To ensure a smooth transition, Mr. Qian has committed to remaining in his current position until a suitable successor is appointed. A search for a new Chief Financial Officer will commence immediately.

“Sam has been instrumental in the success of our company in helping the company to grow into a NASDAQ-listed public company. We thank him for his tremendous leadership and dedication to the company. We wish him all the best. “Said Zhiwei Zhao, Chief Executive Officer of China Finance Online.

“My time with China Finance Online has been a real highlight in my professional career, and the decision to leave was not an easy one. But I am very pleased that China Finance Online has a superb management team led by Zhiwei. I believe China Finance Online will continue to deliver excellent returns for its shareholders while reaching new heights in the financial information industry in China.” Said Sam Qian, President and Chief Financial Officer of China Finance Online.

Conference Call

China Finance Online’s management team will host a conference call at 8:00PM Eastern Standard Time on February 13, 2006 (or 9:00AM on February 14, 2006 in the Beijing/HK time zone) following the announcement.

The conference call will be available on Webcast live and for replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. toll free number +1-877-847-0047, Hong Kong toll free number +852-3006-8101, Singapore toll free number +800-852-3396 and France Toll Free Number 0800-918-066; Password for all regions: 8256.

A replay of the call will be available from approximately 9:00PM Eastern Time on February 13, 2006 (or 10:00AM February 14, 2006 in the Beijing/HK time zone) to 9:00PM Eastern Time on February 20, 2006 or 10:00AM February 21, 2006 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, HK Toll Free Number +852- 3006-8101, Singapore Toll Free Number 800-852-3396 and France Toll Free Number 0800-918-066, Passcode: 444508.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online’s historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and the company’s reliance on China Finance Online’s reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2004, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information please contact:

Jing Wu

China Finance Online Co. Limited

Tel: (86-10) 6621-0425

Email: ir@jrj.com

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Year ended Dec. 31
	Dec. 31, 2005	Dec. 31, 2004	Sept. 30, 2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(note)	(unaudited)
Gross revenues	$1,961	$2,097	$1,850	$6,064	$7,627
Business tax	(58)	(23)	(38)	(48)	(145)

Net revenues	1,903	2,074	1,812	6,016	7,482
Cost of revenues	(149)	(103)	(109)	(393)	(481)

Gross profit	1,754	1,971	1,703	5,623	7,001
Operating expenses
General and	(338)	(172)	(306)	(441)	(1,374)
administrative
Product development	(58)	(50)	(66)	(172)	(235)
Sales and marketing	(540)	(245)	(539)	(800)	(1,792)
Stock-based	(96)	(66)	(99)	(289)	(371)
compensation

Total operating expenses	(1,032)	(533)	(1,010)	(1,702)	(3,772)
Income from operations	722	1,438	693	3,921	3,229
Interest income	386	217	369	293	1,486
Other expense	—	(1)	—	(1)	—
Exchange gain (net)	37	—	327	—	366

Income before income taxes	1,145	1,654	1,389	4,213	5,081
Income tax benefit (expenses)	(80)	199	(115)	384	(457)

Net income	$1,065	$1,853	$1,274	$4,597	$4,624
Income attributable to
ordinary shareholders	$1,065	$1,853	$1,274	$4,597	$4,624
Income per share
Basic	$0.01	$0.02	$0.01	$0.12	$0.05
Diluted	$0.01	$0.02	$0.01	$0.05	$0.04
Income per ADS
Basic	$0.06	$0.11	$0.07	$0.59	$0.25
Diluted	$0.05	$0.09	$0.06	$0.26	$0.22
Weighted average ordinary shares
Basic	91,362,783	87,940,639	91,137,056	38,912,491	94,341,061
Diluted	100,601,264	107,832,969	101,496,896	90,092,668	104,781,492
Weighed average ADSs
Basic	18,272,557	17,588,128	18,227,411	7,782,498	18,868,212
Diluted	20,120,253	21,566,594	20,299,379	18,018,534	20,956,298

China Finance Online Co. Limited
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	Dec. 31 2004	Dec. 31 2005
	(note)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$70,596	$46,168
Account receivable	34	145
Income tax recoverable	14	—
Prepaid expenses and other current assets	332	1,132
Deferred tax assets	386	64
Total current assets	71,362	47,509
Property and equipment, net	417	512
Rental deposit	31	41
Investment in associates	—	15,000
Goodwill, net	51	51
Total assets	$71,861	$63,113

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue	$3,487	$1,859
Accrued expenses and other current liabilities	286	382
Dividend payable	—	—
Income tax payable	—	41
Total current liabilities	$3,773	$2,282
Shareholders’ equity
Ordinary shares	13	13
Additional paid in capital	64,175	64,565
Treasury stock	—	(13,200)
Retained earnings	4,225	8,849
Deferred stock compensation	(325)	(67)
Accumulated other comprehensive income (loss)	—	671
Total shareholders’ equity	68,088	60,831
Total liabilities and shareholders’ equity	$71,861	$63,113

Note: the information for the year ended December 31, 2004, is derived from the audited financial statements.